UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Wavecom S.A.
(Name of Subject Company (Issuer))
Sierra Wireless France SAS
(Offeror)
an indirect wholly-owned subsidiary of
Sierra Wireless, Inc.
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, nominal value €1 each
and
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares (FR0000073066)
American Depositary Shares (943531103)
(CUSIP Number of Class of Securities)
David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
+1 (604) 231-1100
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)
With copies to:

Scott Sonnenblick	Jocelyn Kelley
Linklaters LLP	Blake, Cassels & Graydon LLP
1345 Avenue of the Americas	595 Burrard Street
New York, NY 10105	P.O. Box 49314

+1 (212) 903-9000	Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
+1 (604) 631-3300
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

U.S.$59,745,021	U.S.$2,348

(1)	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €8.50 for each of the 579,559 ADSs outstanding as of January 5, 2009; (y) €8.50 for each of the 2,849,134 Shares estimated to be held by U.S. holders as of December 15, 2008 within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.93 plus unpaid accrued interest for each of the 462,939 OCEANEs estimated to be held by U.S. holders as of December 15, 2008; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on January 5, 2009) of $1.36 for one euro. The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 18% of the 15,828,524 outstanding Shares, as of December 15, 2008, and 18% of the 2,571,884 outstanding OCEANEs, as of December 15, 2008, are each held by U.S. holders and that, for purposes of calculating the amount of unpaid accrued interest only, settlement for the OCEANEs will occur on March 5, 2009.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2009, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,348	Filing Party: Sierra Wireless France SAS
Form or Registration No.: SC TO-T	Date Filed: January 8, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

SIGNATURE
Exhibit Index

     This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 8, 2009 by Sierra Wireless France SAS, a société par actions simplifiée organized under the laws of France (“Purchaser”), and an indirect wholly-owned subsidiary of Sierra Wireless, Inc., a Canadian corporation, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible and/or exchangeable for newly issued or existing Shares by option (obligations à options de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “French Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”) and the related ADS letter of transmittal and forms of acceptance for Shares and OCEANEs.
     Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
     The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Amendments to the U.S. Offer to Purchase
Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:
(a) The section entitled, “What are the conditions to this Offer?” in the “SUMMARY TERM SHEET” of the U.S. Offer to Purchase is hereby amended by adding the following after the first paragraph of such section:
“Should Wavecom pay any dividends or implement any form of distribution, including a capital decrease or capital amortization, or an interim dividend, in any form whatsoever, whether in cash, shares or another form of securities, and if such distribution takes place before the settlement of the Offers, Purchaser will take one of the two following actions: 1. reduce the offer price of €8.50 per Share by an amount equal to the net value of any dividends or distribution paid by Wavecom, provided that such net value of any dividends or distribution does not include any tax credit or reimbursement of an advanced tax payment (remboursement du précompte) and is calculated before withholding tax (retenue à la source) (the ‘Adjustment’); or 2. withdraw the Offers pursuant to article 232-11°2 of the AMF General Regulations. In each case, the Adjustment or the withdrawal of the Offers shall be submitted to the AMF, and in the case of an Adjustment, is subject to any extension of the Offers as may be required by applicable law or regulation. See Section 1 — ‘Terms of this Offer.’”
(b) The section entitled, “If I decide not to tender, how will the Offers affect my Wavecom Securities?” in the “SUMMARY TERM SHEET” of the U.S. Offer to Purchase is hereby amended by deleting the first sentence of such section and replacing it with the following:
“We intend to acquire all Shares (including Shares represented by ADSs) and OCEANEs that have not been tendered in the Offers pursuant to a squeeze-out transaction or a mandatory buyout followed by a squeeze-out.”
(c) The section entitled, “If I decide not to tender, how will the Offers affect my Wavecom Securities?” in the “SUMMARY TERM SHEET” of the U.S. Offer to Purchase is hereby amended by deleting the last two sentences of the second paragraph of such section and replacing them with the following:

“Purchaser intends to terminate Wavecom’s existing deposit agreement with The Bank of New York Mellon, through which the ADS program is operated. See Section 12 — ‘Certain Effects of the Offers.’”
(d) The section entitled, “Will the Offers be followed by a squeeze-out if all the Securities are not tendered in the Offers?” in the “SUMMARY TERM SHEET” of the U.S. Offer to Purchase is hereby amended by deleting the last four paragraphs of such section and replacing them with the following:
“Pursuant to Articles 237-14 et seq. of the AMF General Regulations, Purchaser currently intends, within a period of three months after the closing of the Offers, to request the AMF to implement a squeeze out of (i) Shares that have not been tendered in the Offers if such Shares represent no more than 5% of the share capital or voting rights of Wavecom and (ii) OCEANEs that have not been tendered in the Offers if the sum of the Shares not tendered in the Offers and of the Shares which could be issued upon conversion of the OCEANEs into Shares not contributed to the Offers represent no more than 5% of the sum of the existing Shares and the Shares which may be issued upon conversion of the OCEANEs, subject to compensation being paid to such holders of Shares and/or OCEANEs. The price offered to holders of Shares in such a squeeze-out would be equal to the Offer price of €8.50 per Share. Holders of ADSs would receive the U.S. dollar equivalent of the price given to holders of Shares in such a squeeze-out.
In the event a squeeze-out has not been implemented as described above, pursuant to Articles 236-1 et seq. of the AMF General Regulations, Purchaser currently intends, if it were at any time to hold, alone or in concert, at least 95% of the voting rights of Wavecom, to file with the AMF a draft minority buyout offer. Pursuant to Articles 237-1 et seq. of the AMF General Regulations, this buyout offer will be followed by a squeeze-out of (i) Shares that have not been tendered in the Offers if such Shares represent no more than 5% of the share capital or voting rights of Wavecom and (ii) OCEANEs that have not been tendered in the Offers if the sum of the Shares not tendered in the Offers and of the Shares which could be issued upon conversion of the OCEANEs into Shares not tendered in the Offers represent no more than 5% of the sum of the existing Shares and the Shares which may be issued upon conversion of the OCEANEs, subject to compensation being paid to such holders of Shares and/or OCEANEs. In such case, the terms of the squeeze-out would be subject to the control of the AMF, which would assess the squeeze-out’s conformity with the valuation of the Shares and OCEANEs provided by the Purchaser and with the report of the independent expert appointed pursuant to the provisions of Article 261-1 II of the AMF General Regulations. The price offered in such a squeeze-out could be at, above or below the price offered in the Offers. Holders of ADSs would receive the U.S. dollar equivalent of the price given to holders of Shares in such a squeeze-out
In case it is not able to implement a squeeze-out after the closing of the Offers, as discussed above, Purchaser is currently considering whether to request Euronext to delist the Shares from the Eurolist by Euronext™ market. Euronext will only approve such request if the liquidity of Shares is significantly reduced following the closing of the Offers, so that the delisting would be in the interest of the market.
Purchaser intends to request to delist the ADSs from Nasdaq, whether or not Shares have been delisted from Euronext. Additionally, Purchaser intends to terminate Wavecom’s existing deposit agreement with The Bank of New York Mellon, through which the ADS program is operated.
If Purchaser is not able to implement a squeeze-out after the closing of the Offers, to the extent the Offers are successful, Purchaser or affiliates of Parent intend to acquire additional Securities through open market purchases, privately negotiated transactions, a tender offer or exchange offer, or otherwise, upon such terms and at such prices as any of them shall determine, with a view to reaching the threshold enabling Purchaser to implement a squeeze-out under French law. The criteria Purchaser or affiliates of Parent would use to determine which of the foregoing methods to use to purchase additional Securities following a successful completion of the Offers, and the amount of the consideration Purchaser or affiliates of Parent would offer in any such purchase of additional securities, would depend on the considerations that are deemed relevant at the time of such purchase including, but not limited to, the prevailing market conditions, Parent’s outlook for the M2M market, Parent’s outlook for the prospects of Wavecom, and the financial condition and results of operation of both Parent and Wavecom following completion of the Offers. The price of such purchases could be at, above or below the price offered in the Offers.
Should Purchaser or affiliates of Parent seek to acquire additional Securities following the successful completion of the Offers, Purchaser currently intends that U.S. Holders of Securities would be treated in a manner substantially similar to any other holders of Securities.
If the Offers are successful, Purchaser will generally control Wavecom. However, pursuant to French law and regulations, an extraordinary shareholders’ meeting is required to amend the articles of association of a French société anonyme. If the Offers are successful, but Purchaser acquires less than 66.66% plus one voting right of Wavecom’s total voting rights, Purchaser will not be able to control the decisions taken at any extraordinary shareholders’ meeting of Wavecom (to the extent all the shareholders are present or represented at such extraordinary shareholders’ meeting). Therefore, if Purchaser holds less than 66.66% plus one voting right of Wavecom, Purchaser’s ability to exercise control over Wavecom will be hindered.
See Section 11 — ‘Purpose of the Offers and Plans for Wavecom’ and Section 12 — ‘Certain Effects of the Offers.’”
(e) Section 11 (Purpose of the Offers and Plans for Wavecom) of the U.S. Offer to Purchase is hereby amended by deleting the last five paragraphs of such section and replacing them with the following:
“Squeeze-out — Delisting. Pursuant to Articles 237-14 et seq. of the AMF General Regulations, Purchaser currently intends, within a period of three months after the closing of the Offers, to request the AMF to implement a squeeze out of (i) Shares that have not been tendered in the Offers if such Shares represent no more than 5% of the share capital or voting rights of Wavecom and (ii) OCEANEs that have not been tendered in the Offers if the sum of the Shares not tendered in the Offers and of the Shares which could be issued upon conversion of the OCEANEs into Shares not contributed to the Offers represent no more than 5% of the sum of the existing Shares and the Shares which may be issued upon conversion of the OCEANEs, subject to compensation being paid to such holders of Shares and/or OCEANEs. The price offered to holders of Shares in such a squeeze-out would be equal to the Offer price of €8.50 per Share. Holders of ADSs would receive the U.S. dollar equivalent of the price given to holders of Shares in such a squeeze-out.
In the event a squeeze-out has not been implemented as described above, pursuant to Articles 236-1 et seq. of the AMF General Regulations, Purchaser currently intends, if it were at any time to hold, alone or in concert, at least 95% of the voting rights of Wavecom, to file with the AMF a draft minority buyout offer. Pursuant to Articles 237-1 et seq. of the AMF General Regulations, this buyout offer will be followed by a squeeze-out of (i) Shares that have not been tendered in the Offers if such Shares represent no more than 5% of the share capital or voting rights of Wavecom and (ii) OCEANEs that have not been tendered in the Offers if the sum of the Shares not tendered in the Offers and of the Shares which could be issued upon conversion of the OCEANEs into Shares not tendered in the Offers represent no more than 5% of the sum of the existing Shares and the Shares which may be issued upon conversion of the OCEANEs, subject to compensation being paid to such holders of Shares and/or OCEANEs. In such case, the terms of the squeeze-out would be subject to the control of the AMF, which would assess the squeeze-out’s conformity with the valuation of the Shares and OCEANEs provided by the Purchaser and with the report of the independent expert appointed pursuant to the provisions of Article 261-1 II of the AMF General Regulations. The price offered in such a squeeze-out could be at, above or below the price offered in the Offers. Holders of ADSs would receive the U.S. dollar equivalent of the price given to holders of Shares in such a squeeze-out.

In case it is not able to implement a squeeze-out after the closing of the Offers, as discussed above, Purchaser is currently considering whether to request Euronext to delist the Shares from the Eurolist by Euronext™ market. Euronext will only approve such request if the liquidity of Shares is significantly reduced following the closing of the Offers, so that the delisting would be in the interest of the market.
Purchaser intends to request to delist the ADSs from Nasdaq, whether or not Shares have been delisted from Euronext. Additionally, Purchaser intends to terminate Wavecom’s existing deposit agreement with The Bank of New York Mellon, through which the ADS program is operated.
If Purchaser is not able to implement a squeeze-out after the closing of the Offers, to the extent the Offers are successful, Purchaser or affiliates of Parent intend to acquire additional Securities through open market purchases, privately negotiated transactions, a tender offer or exchange offer, or otherwise, upon such terms and at such prices as any of them shall determine, with a view to reaching the threshold enabling Purchaser to implement a squeeze-out under French law. The criteria Purchaser or affiliates of Parent would use to determine which of the foregoing methods to use to purchase additional Securities following a successful completion of the Offers, and the amount of the consideration Purchaser or affiliates of Parent would offer in any such purchase of additional securities, would depend on the considerations that are deemed relevant at the time of such purchase including, but not limited to, the prevailing market conditions, Parent’s outlook for the M2M market, Parent’s outlook for the prospects of Wavecom, and the financial condition and results of operation of both Parent and Wavecom following completion of the Offers. The price of such purchases could be at, above or below the price offered in the Offers.
Should Purchaser or affiliates of Parent seek to acquire additional Securities following the successful completion of the Offers, Purchaser currently intends that U.S. Holders of Securities would be treated in a manner substantially similar to any other holders of Securities.
If the Offers are successful, Purchaser will generally control Wavecom. However, pursuant to French law and regulations, an extraordinary shareholders’ meeting is required to amend the articles of association of a French société anonyme. If the Offers are successful, but Purchaser acquires less than 66.66% plus one voting right of Wavecom’s total voting rights, Purchaser will not be able to control the decisions taken at any extraordinary shareholders’ meeting of Wavecom (to the extent all the shareholders are present or represented at such extraordinary shareholders’ meeting). Therefore, if Purchaser holds less than 66.66% plus one voting right of Wavecom, Purchaser’s ability to exercise control over Wavecom will be hindered.”
(f) Section 15 (Certain Conditions to the Offers; Withdrawals of the Offers) of the U.S. Offer to Purchase is hereby amended by adding the following after the last paragraph of such section:
“Effect of Wavecom Dividend. Should Wavecom pay any dividends or implement any form of distribution, including a capital decrease or capital amortization, or an interim dividend, in any form whatsoever, whether in cash, shares or another form of securities, and if such distribution takes place before the settlement of the Offers, Purchaser will take one of the two following actions: 1. reduce the offer price of €8.50 per Share by an amount equal to the net value of any dividends or distribution paid by Wavecom, provided that such net value of any dividends or distribution does not include any tax credit or reimbursement of an advanced tax payment (remboursement du précompte) and is calculated before withholding tax (retenue à la source) (the ‘Adjustment’); or 2. withdraw the Offers pursuant to article 232-11°2 of the AMF General Regulations. In each case, the Adjustment or the withdrawal of the Offers shall be submitted to the AMF, and in the case of an Adjustment, is subject to any extension of the Offers as may be required by applicable law or regulation.”
(g) Section 18 (Miscellaneous) of the U.S. Offer to Purchase is hereby amended by deleting the first paragraph of such section and replacing it with the following:

“Generally, the circulation, publication, dissemination, dispatch, or distribution of this document and any other materials relating to this Offer may, in some jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in any jurisdiction in which the making of this Offer would not be in compliance with the laws of that jurisdiction or would require Purchaser to make a public offer in any jurisdiction other than the United States or France in connection with the separate French Offer, and accordingly this Offer to Purchase and related documents must not be distributed in whole or in part into any such jurisdiction. Purchaser has not sought and will not seek any regulatory approval of any securities exchange authority or similar regulatory authorities (other than competition and anti-trust authorities) outside France and the United States in connection with the French Offer and the U.S. Offer, respectively. Persons who come into possession of this document should inform themselves of and comply with any applicable legal restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of that jurisdiction. Purchaser does not assume any responsibility for any violation by any person of any applicable legal restrictions.”
(h) On February 2, 2009, Parent announced that Trent H. Punnett had resigned as Senior Vice President, Marketing and Corporate Development of Parent. Accordingly, Schedule A of the U.S. Offer to Purchase is hereby amended by deleting Trent H. Punnett and the related information pertaining to him from the list of executive officers of Parent.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sierra	Wireless France SAS

By	/s/ Luc Faucher

Name: Luc Faucher
Title: President
Date: February 3, 2009

Sierra	Wireless, Inc.

By	/s/ David G. McLennan

Name: David G. McLennan
Title: Chief Financial Officer
Date: February 3, 2009

Exhibit	Exhibit Name

(a)(1)(i)	U.S. Offer to Purchase dated January 8, 2009.*

(a)(1)(ii)	Form of ADS letter of transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(v)	Form of form of acceptance for Shares.*

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(viii)	Form of form of acceptance for OCEANEs.*

(a)(1)(ix)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(x)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(xi)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(xii)	Summary Advertisement as published in The New York Times on January 8, 2009.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated January 14, 2009.**

(a)(5)(ii)	Interview transcript, dated January 21, 2009.***

(b)	Credit Agreement by and among Parent, Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, TD Securities, and CIBC World Markets, dated December 1, 2008.*

(d)(i)	Memorandum of Understanding between Parent and Wavecom, dated December 1, 2008.*

(d)(ii)	Confidentiality Agreement between Parent and Wavecom, dated October 24, 2008.*

(d)(iii)	Undertaking to tender between Parent and Michel Alard, dated December 1, 2008.*

(d)(iv)	Undertaking to tender between Parent and Aram Hékimian, dated December 1, 2008.*

(d)(v)	Undertaking to tender between Purchaser and Kap Holding SAS, dated January 28, 2009.****

(g)	Not applicable.

Exhibit	Exhibit Name

(h)	Not applicable.

*	Previously filed on January 8, 2009

**	Previously filed on January 14, 2009

***	Previously filed on January 23, 2009

****	Previously filed on January 29, 2009